SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GOAMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38020R304

(CUSIP Number)

Caymus Investment Group, LLC

c/o Edmond Routhier

595 Menlo Drive

Rocklin, CA 95765

(916) 435-3375

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. CAYMUS INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATIONCalifornia
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 453,047 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 453,047 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. EDMOND ROUTHIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,338,370 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. STEVEN ESKENAZI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 447,091 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. MATTHEW OCKNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 398,204 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. WILLIAM MCDONAGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 206,517 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. JOHN CLARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 370,771 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. FRITZ BEESEMYER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 49,178 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. GREG BRONSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 126,752 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. BILL COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 116,251 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. BRENDAN MCANINCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 56,937 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. KURT SCHUSTERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 67,975 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. RAJ VENKATESAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 24,588 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

CUSIP No. 38020R304

1		NAME OF REPORTING PERSONS. JOHN ZEISLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 107,686 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,300,320 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,320 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 16,896,015 GoAmerica, Inc. (“Issuer”) shares outstanding as of January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 36.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer common stock outstanding as of January 10, 2008, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17). See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is common stock, par value $.01 per share (the “Shares”), of GoAmerica, Inc., a Delaware corporation (“Issuer”). The principal office of Issuer is located at 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Caymus Investment Group, LLC, a California limited liability company (“Caymus”) and the natural persons listed in Table No. 1 on Appendix A hereto, which Appendix A is incorporated by reference herein (together, the “Reporting Persons”). The Reporting Persons are former stockholders of Hands On Video Relay Services, Inc. (“Hands On”), a California-based provider of video relay and interpreting services, who prior to the Merger described in Item 4 became parties to the Transfer Restriction Agreement also described in Item 4 below.

The name, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each Reporting Person who is a natural person is set forth in Table No. 1 on Appendix A hereto, which Appendix A is incorporated by reference herein. The name, state or place of organization, principal business, principal business address, and principal office address of each Reporting Person that is not a natural person is set forth in Table No. 2 on Appendix A hereto.

Each Reporting Person who is a natural person is a citizen of the United States of America.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons became the owner of the Shares described in this filing as a result of the consummation of the Merger described in Item 4 below. As a result of the Merger, Caymus received an aggregate of 453,047 Shares, plus cash, in exchange for 527,244 Hands On shares of capital stock. As a result of the Merger, each Reporting Person who is a natural person received a cash amount and the aggregate number of Shares set forth on Appendix B, in exchange for the number of Hand On shares of capital stock set forth in on Appendix B hereto, which Appendix B is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Issuer, HOVRS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), Hand On and Bill M. McDonagh, as the representative of the stockholders of Hands On for purposes of the Merger Agreement, entered into an Agreement and Plan of Merger, dated as of September 12, 2007, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, on January 10, 2008, Merger Sub was merged with and into Hand On with Hand On continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Hand On was automatically converted into the right to receive a combination of Shares and cash in accordance with the Merger Agreement and elections made by the former stockholders of Hands On. The aggregate consideration payable to the holders of Hand On capital stock under the Merger Agreement is described in Article II of the Merger Agreement, and consisted of, in the aggregate, approximately $35 million in cash and approximately 6.7 million shares of the Issuer's common stock.

Under the Lock-up and Registration Rights Agreement made and entered into as of January 10, 2008, by and among the Issuer and the former stockholders of Hands On named therein (the “Lock-up and Registration Rights Agreement”), the Shares held by Caymus and the other Reporting Persons are subject to a two year lock-up, with a limited possibility to sell or transfer such Shares in the second of such two year period. Notwithstanding the foregoing, Caymus and the other Reporting Persons have the right to have such Shares they received registered under U.S. securities laws (i) commencing at such time after January 10, 2009 when the Issuer stock price reaches an average closing price of $20 per share, pursuant to the Lock-up and Registration Rights Agreement, and (ii) at any time upon demand made by certain holders of Issuer’s Series A Preferred Stock, pursuant to the Amended and Restated Investor Rights Agreement effective January 10, 2008 by and among Issuer and certain stockholders of the Issuer (the “Amended and Restated Investor Rights Agreement”).

Prior to the Merger, the Reporting Persons as former direct and indirect members of Caymus Investment Group II, LLC and Caymus Obray, LLC, each a California limited liability company and former stockholders of Hands On (the “Former Stockholders”), entered into the Transfer Restriction Agreement dated December 21, 2007 (the “Transfer Restriction Agreement”) in connection with the distribution of the Hands On shares held by the Former Stockholders to their respective members. As a result of such distribution, the Reporting Persons becoming direct stockholders of Hands On prior to the Merger and received Shares in the Merger. Pursuant to the Transfer Restriction Agreement, the Reporting Persons agreed not to sell, transfer or otherwise dispose of any Shares acquired in the Merger for a period of four years following the consummation of the Merger, unless such  Shares are sold, transferred or otherwise disposed of in concert on a pro rata basis at the direction of at least two out of the following three individuals: Steve Eskenazi, Matt Ockner and Edmond Routhier. Accordingly, the Reporting Persons are filing this Schedule 13D because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transactions described in this Item 2 and Item 4 of this Schedule 13D.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, and in satisfaction of a condition of the Merger, William McDonagh, Edmond Routhier and Steve Eskenazi, former directors and stockholders of Hand On, were appointed to the eight member Board of Directors of the Issuer. In addition, upon the consummation of the Merger, Ronald Obray, the chief executive officer of Hands On prior to the Merger, was appointed co-chief executive officer of the Hands On subsidiary of the Issuer on January 10, 2008.

References to, and the descriptions of, the Merger Agreement and the amendments thereto, the Transfer Restriction Agreement and to the agreements governing registration rights (the Lock-up and Registration Rights Agreement and the Amended and Restated Investor Rights Agreement) are qualified in their entirety by reference to the complete text of such agreements and any amendments thereto, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described herein, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).  Each Reporting Person may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate plans or proposals with respect thereto.  Depending on various factors and subject to the Lock-up and Registration Rights Agreement and the Transfer Restriction Agreement, including, without limitation, Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, Caymus is the beneficial owners of 453,047 Issuer Shares, all of which are currently issued and outstanding. Such shares constitute approximately 2.7% of the outstanding Issuer Shares, based on the 16,896,015 Issuer Shares outstanding on January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. If the Issuer preferred stock is not converted to common stock, such shares represent 5.0% of the outstanding Issuer common stock, based on 9,159,071 shares of Issuer Common Stock outstanding as of January 10, 2008, based on information provided by the Issuer.1 Mr. Routhier is the sole managing member of Caymus and, as a result of such position, has the power to cause the voting and/or disposition of Shares beneficially owned by Caymus. Caymus and Mr. Routhier have shared voting and dispositive power over the entire 453,047 Issuer Shares.

_________________________

1  The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

As a result of the Merger, each Reporting Person who is a natural person received the aggregate number of Issuer Shares in exchange for the number of Hands On shares, as is set forth in on Appendix B hereto, which Appendix B is incorporated by reference herein, plus cash. As described in Appendix B, each of such Reporting Persons has sole voting power over the Shares registered in such Reporting Person’s name and shared dispositive power over the Issuer Shares registered in such Reporting Person’s name pursuant to the Transfer Restriction Agreement.

Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the Issuer Shares beneficially owned by any other Reporting Person.

(c) Except as reported herein, the Reporting Persons have not affected any transactions in the Issuer’s securities.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Merger Agreement (to which the persons named in Item 2 are not a party), or as described in the Merger Agreement, as of the date hereof, (ii) the Lock-up and Registration Rights Agreement, (iii) the Amended and Restated Investors’ Rights Agreement, and (iv) the Transfer Restriction Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1

Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of September 12, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

2

Amendment Letter to Merger Agreement, dated as of September 17, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

3

Amendment Letter to Merger Agreement, dated as of October 8, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

4

Amendment Letter to Merger Agreement, dated as of October 11, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

5

Amendment Letter to Merger Agreement, dated as of November 6, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

6

Amendment Letter to Merger Agreement, dated as of January 8, 2008, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement.

7

Lock-Up and Registration Rights Agreement made and entered into as of January 10, 2008, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

8

Amended and Restated Investor Rights Agreement made and entered into as of September 12, 2007, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

9	Joint Filing Agreement dated January 22, 2008.
10	Transfer Restriction Agreement made and entered into as of December 21, 2007 by and among the signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008	CAYMUS INVESTMENT GROUP, LLC

By: _/s/ Edmond Routhier
Edmond Routhier, Managing Member

Dated: January 22, 2008	/s/ Edmond Routhier
EDMOND ROUTHIER

Dated: January 22, 2008	/s/ Matt Ockner
MATT OCKNER

Dated: January 22, 2008	/s/ John Clark
JOHN CLARK

Dated: January 22, 2008	/s/ Steve Eskenazi
STEVE ESKENAZI

Dated: January 22, 2008	/s/ William McDonagh
WILLIAM MCDONAGH

Dated: January 22, 2008	/s/ Greg Bronstein
GREG BRONSTEIN

Dated: January 22, 2008	/s/ Brendan McAninch
BRENDAN MCANINCH

Dated: January 22, 2008	/s/ Raj Venkatesan
RAJ VENKATESAN

Dated: January 22, 2008	/s/ John Zeisler
JOHN ZEISLER

Dated: January 22, 2008	/s/ Fritz Beesemyer
FRITZ BEESEMYER

Dated: January 22, 2008	/s/ Kurt Schusterman
KURT SCHUSTERMAN

Dated: January 22, 2008	_____________________________________
BILL COLEMAN

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of September 12, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

2

Amendment Letter to Merger Agreement, dated as of September 17, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

3

Amendment Letter to Merger Agreement, dated as of October 8, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

4

Amendment Letter to Merger Agreement, dated as of October 11, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

5

Amendment Letter to Merger Agreement, dated as of November 6, 2007, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement (incorporated by reference to Exhibit D to Definitive Proxy Statement on Schedule 14D of the Issuer filed on November 9, 2007).

6

Amendment Letter to Merger Agreement, dated as of January 8, 2008, by and among GoAmerica, Inc., HOVRS Acquisition Corporation, Hands On Video Relay Services, Inc. and Bill M. McDonagh as representative of the stockholders of HOVRS for purposes of the Merger Agreement.

7

Lock-Up and Registration Rights Agreement made and entered into as of January 10, 2008, by and among GoAmerica, Inc. and the stockholders of Hands On named therein (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

8

Amended and Restated Investor Rights Agreement made and entered into as of September 12, 2007, by and among GoAmerica, Inc. and the stockholders of HOVRS named therein (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K of the Issuer filed on September 18, 2007).

9	Joint Filing Agreement dated January 22, 2008.
10	Transfer Restriction Agreement made and entered into as of December 21, 2007 by and among the signatories thereto.

APPENDIX A

Table No. 1

Natural Persons

Name	Residence or Business Address	Principal Occupation or Employment	Place of Occupation or Employment
Edmond Routhier	c/o Hands On Video Relay Services, Inc., 595 Menlo Drive, Rocklin, CA 95765	President, GoAmerica, Inc.	GoAmerica, Inc. 595 Menlo Drive, Rocklin, CA 95765
Matthew Ockner	c/o Columbus Capital Management 1 Market Street, Spear Tower, Suite 3790 San Francisco, CA 94105	Portfolio Manager, Columbus Capital Management	Columbus Capital Management 1 Market Street, Spear Tower, Suite 3790 San Francisco, CA 94105
John Clark	7548 Bennett Valley Road Santa Rosa, CA 95404	Private Investor / Consultant	7548 Bennett Valley Road Santa Rosa, CA 95404
Steve Eskenazi	50 Sheldon Way Hillsborough, CA 94010	Partner, Walden VC	Walden VC 750 Battery Street, 7th Floor San Francisco, CA 94111
William McDonagh	23 Park Ridge Road San Rafael, CA 94903	Partner, Walden VC	Walden VC 750 Battery Street, 7th Floor San Francisco, CA 94111
Greg Bronstein	c/o Wells Fargo Bank 999 3rd Avenue, Suite 4000 Seattle, WA 98104	Managing Director, Wells Fargo Bank	Wells Fargo Bank 999 3rd Avenue, Suite 4000 Seattle, WA 98104
Brendan McAnich	c/o Columbus Capital Management 101 California Street, Suite 4001 San Francisco, CA 94111	Portfolio Manager, Columbus Capital Management	Columbus Capital Management 1 Market Street, Spear Tower, Suite 3790 San Francisco, CA 94105
Raj Venkatesan	3414 Washington Street San Francisco, CA 94118	Principal, Standard Pacific Capital	Standard Pacific Capital 101 California Street, 36 FL San Francisco, CA 94111
John Zeisler	25975 Alicante Lane Los Altos Hills, CA 94022	Private Investor	25975 Alicante Lane Los Altos Hills, CA 94022
Fritz Beesemyer	5101 N. Casa Blanca Drive, Suite 31 Scottsdale, AZ 85253	Principal, Casa Blanca Ventures III, LLC	Casa Blanca Ventures III, LLC 5101 N. Casablanca Drive, Suite 31 Scottsdale, AZ 85253
Bill Coleman	1550 Indian Valley Rd Novato, CA 94947
Kurt Schusterman	650 Lysander Court Brentwood, TN 37027	VP/General Manager, GoAmerica, Inc.	GoAmerica, Inc. 650 Lysander Court Brentwood, TN 37027

Table No. 2

Corporations, General Partnerships, Limited Partnerships,

Syndicates, or Other Groups of Persons

Name	State or Place of Organization	Business Purpose	Address of Principal Business	Address of Principal Office
Caymus Investment Group, LLC	California	Investment	c/o Hands On Video Relay Services, Inc. 595 Menlo Drive, Rocklin, CA 95765	c/o Hands On Video Relay Services, Inc. 595 Menlo Drive, Rocklin, CA 95765

APPENDIX B

Name	Shares of HOVRS	Issuer Shares (Sole Voting Power)	Percentage of Issuer (1)	Issuer Shares (Shared Dispositive Power)	Percentage of Issuer (2)
Fritz Beesemyer	104,802	49,178	0.3%	3,300,320	19.5%
Greg Bronstein	158,818	126,752	0.8%	3,300,320	19.5%
Jack Clark	464,249	370,771	2.2%	3,300,320	19.5%
Bill Coleman	157,205	116,251	0.7%	3,300,320	19.5%
Steve Eskenazi	505,674	447,091	2.7%	3,300,320	19.5%
Brendan McAninch	106,416	56,937	0.3%	3,300,320	19.5%
Bill McDonagh	294,453	206,517	1.2%	3,300,320	19.5%
Matt Ockner	578,032	398,204	2.4%	3,300,320	19.5%
Edmond Routhier	1,094,455	875,323	5.2%	3,300,320	19.5%
Kurt Schusterman	108,516	67,975	0.4%	3,300,320	19.5%
Raj Venkatesan	52,400	24,588	0.2%	3,300,320	19.5%
John Zeisler	104,802	107,686	0.6%	3,300,320	19.5%

(1) Based on the 16,896,015 Issuer Shares outstanding on January 10, 2008, assuming conversion of the outstanding Issuer preferred stock into Issuer common stock, based on information provided by the Issuer. The Series A Preferred Stock accrues a cumulative dividend of 8 percent per annum. In the event that any accrued dividends have not been paid in cash upon conversion of the Series A Prefered Stock into common stock, the holder of the Series A Preferred Stock being converted is entitled to receive a number of additional shares of common stock equal to such accrued but unpaid dividends divided by the then-applicable conversion price (currently $5.17).

(2) Each Reporting Person disclaims beneficial ownership of all Issuer Shares, except for the Issuer Shares held in his name as set forth in the column designated “Issuer Shares (Sole Voting Power)”.